Exhibit 99.7

Press Release

Share capital decrease by way of treasury shares cancellation

Paris, December 13, 2019 – On December 11, 2019, the Board of Directors decided, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 26, 2017, to decrease the share capital by way of cancellation of 65,109,435 treasury shares repurchased from October 29, 2018 to September 30, 2019 as part of the shareholder return strategy announced on February 8, 2018, representing 2.50% of the share capital.

These 65,109,435 treasury shares include:

-	34,860,133 shares newly issued, with no discount, as part of the scrip dividend paid for the first, second and third interim dividends for the 2018 fiscal year ; and

-	30,249,302 shares repurchased within the framework of the $5 billion share buyback program over the 2018-2020 period.

This transaction has no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares and earnings per share.

Immediately after the cancellation of these shares, the number of shares of TOTAL S.A. is 2,601,881,075 and the number of voting rights that can actually be exercised at the Shareholders’ Meeting is 2,748,031,232. The total number of voting rights (referred to as ‘theoretical voting rights’) attached to these 2,601,881,075 shares is 2,763,505, 466, including the 15,474,234 treasury shares held by TOTAL S.A., with a view to cancelling and allocating them to share performance plans, and with no voting rights attached to them.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.